Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-231376
May 29, 2019

China Index Holdings Limited

        China Index Holdings Limited, or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the separation of our company from Fang Holdings Limited, our parent company, by way of a dividend distribution of our ordinary shares, to which this free writing prospectus relates. You should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and the separation and distribution. You should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus, if you request it, by calling investor relationship department of our company at +86-10-5631-8805. You may also access our company's most recent preliminary prospectus dated May 24, 2019, which is included in Amendment No. 1 to our company's registration statement on Form F-1, as filed on May 24, 2019, or Amendment No. 1, by visiting EDGAR on the SEC website at https://www.sec.gov/Archives/edgar/data/1749797/000104746919003315/a2238801zf-1a.htm.

        The following information supplements and updates the information contained in our company's preliminary prospectus included in Amendment No. 1, or the preliminary prospectus. This free writing prospectus reflects the following amendments that were made to the preliminary prospectus. All references to page numbers are to page numbers in the preliminary prospectus.

1. Add three members to senior management and add the following disclosure to the section headed "Directors and Executive Officers" on page 150:

Name	Age	Position/Title
Can Xie	35	Chief technology officer
Haifeng Ge	38	Vice president
Yong Wang	49	Vice president

        Can Xie is and expected to continue to be our chief technology officer. Mr. Xie has served as the chief technology officer of our subsidiary, Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. since January 2019 and was appointed as our chief technology officer in May 2019. Since joining our company in January 2008, he has served various positions in our subsidiaries. From August 2015 to January 2019, he served as the technology director at Beijing Zhong Zhi Xun Bo Data Information Technology Co., Ltd. From January 2008 to August 2015, Mr. Xie served as a software engineer and then the vice technology director at our WFOE. Mr. Xie holds a bachelor's degree in computer science from the PLA Information Engineering University.

        Haifeng Ge is and expected to continue to be our vice president. Mr. Ge has served as the vice president and the general manager of the Big-data Center (formerly known as index research center) of our WFOE since March 2013, and was appointed as our vice president in May 2019. He served as the vice general manager of the Data R&D Center of our WFOE from January 2008 to March 2013. Mr. Ge holds a bachelor's degree in engineering management from Tianjin University of Commerce.

        Yong Wang is and expected to continue to be our vice president. Mr. Wang has served as the vice president at Chongqing branch of our WFOE since October 2007, and was appointed as our vice president in May 2019. Mr. Wang served as a senior analyst and research director at our WFOE from April 2003 to October 2007. Mr. Wang holds a bachelor's degree in engineering from Chongqing Jiaotong University, a master's degree in real estate from Chongqing University and a PhD degree in real estate from National University of Singapore.

2. Amend the second to last paragraph on page 154 as follows:

        As of the date of this prospectus, no award is granted under the plan. Prior to completion of the separation and distribution, we propose to award options to purchase 5,364,353 of our Class A ordinary shares and options to purchase 2,042,837 of our Class B ordinary shares prior to the completion of the separation and distribution. These awards will be granted to holders of Fang's equity awards to make them whole under the separation. As such, these awards will have a nominal exercise price and may be exercisable if and to the extent that the corresponding Fang's equity awards are exercised.

3. Amend the table on page 156 as follows:

Directors and Executive Officers	Number of Class A Ordinary Shares to be Issued upon Exercise of Options	Number of Class B Ordinary Shares to be Issued upon Exercise of Options	Exercise Price per Ordinary Share (US$)	Date of expiration
Mr. Vincent Tianquan Mo	2,150,000	2,042,837	0.001	December 30, 2019 - December 30, 2029
Yu Huang	*	—	0.001	December 30, 2019 - December 30, 2029
Lili Chen	*	—	0.001	December 1, 2026 - December 30, 2029
Can Xie	*	—	0.001	September 16, 2020 - December 30, 2029
Haifeng Ge	*	—	0.001	July 25, 2022 - December 30, 2029
Yong Wang	*	—	0.001	July 25, 2022 - December 30, 2029

4. Amend the table on page 158 as follows:

	Ordinary Shares Beneficially Owned immediately prior to the Separation and Distribution			Class A Ordinary Shares Beneficially Owned immediately after the Separation and Distribution		Class B Ordinary Shares Beneficially Owned immediately after the Separation and Distribution
			Percentage of Voting Power Held immediately prior to the Separation and Distribution					Percentage of Total Voting Power held after the Separation and Distribution
								%†</I 01 13></I 01 13></I 01 13>
	Number	%	%	Number	%	Number	%
Directors and Executive Officers:
Mr. Vincent Tianquan Mo(1)(2)	150,000,000	100	100	7,359,473	9.6	25,391,206	100.0	80.6
Yu Huang	—	—	—	*	*	—	—	*
Jie Jiao	—	—	—	—	—	—	—	—
Robert Ciemniak	—	—	—	—	—	—	—	*
Jeff Xuesong Leng	—	—	—	1,015,974	1.4	—	—	0.3
Lili Chen	—	—	—	*	*	—	—	*
Can Xie	—	—	—	*	*	—	—	*
Haifeng Ge	—	—	—	*	*	—	—	*
Yong Wang	—	—	—	*	*	—	—	*
All directors and executive officers as a group	150,000,000	100	100	8,563,181	11.1	25,391,206	100.0	81.0
Principal Shareholders:
Fang Holdings Limited(1)	150,000,000	100	100	—	—	—	—	—
Mr. Vincent Tianquan Mo and his affiliated entities(1)(2)	150,000,000	100	100	7,359,473	9.6	25,391,206	100.0	80.6
IDG and its affiliated entities(3)	—	—	—	11,539,873	15.2	—	—	3.8
General Atlantic Singapore Fund Pte. Ltd.(4)	—	—	—	6,860,040	9.5	—	—	2.3
Carlyle Group and its affiliated entities(5)	—	—	—	6,209,663	8.3	—	—	2.0